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                                                                 EXHIBIT (a)(21)


         NEW VALLEY SPECIAL COMMITTEE WILL RECOMMEND THAT SHAREHOLDERS
                      ACCEPT VECTOR GROUP'S REVISED OFFER

FOR IMMEDIATE RELEASE

NEW YORK, NY, November 22, 2005 - The Special Committee of the Board of Directors of New Valley Corporation (NASDAQ: NVAL) today announced that it will recommend to stockholders of New Valley that they accept the revised exchange offer made by Vector Group Ltd. (NYSE: VGR) to purchase all of the outstanding common shares of New Valley that it does not already own.

Vector commenced its initial offer on October 20, 2005, which the Special Committee recommended that stockholders of New Valley reject. On November 16, 2005, following discussions with representatives of the Special Committee, Vector issued a press release announcing its revised offer. Under the terms of the revised offer, holders of common shares of New Valley who tender their shares will receive 0.54 shares of Vector common stock if the offer is consummated. Based on the closing price of $20.17 for each share of Vector common stock on November 21, 2005, Vector's revised offer represents a value of approximately $10.89 per common share of New Valley and a 46.1 percent premium to the closing price of New Valley common shares on September 26, 2005, the last trading day prior to the announcement of Vector's initial exchange offer. In addition, at the request of the Special Committee, Vector has agreed to eliminate a number of conditions to its offer and not to waive other conditions that the Special Committees believes are in the best interests of New Valley stockholders.

Vector has entered into tender support agreements with holders of approximately
28.2 percent of New Valley's outstanding common shares, pursuant to which these stockholders have agreed to tender their common shares pursuant to Vector's revised offer. The common shares subject to these tender support agreements, when combined with Vector's approximate 57.7 percent ownership of New Valley's outstanding common shares, represent approximately 85.9 percent of New Valley's outstanding common shares.

In response to the revised offer, after careful consideration, including a thorough review of the offer with the Special Committee's independent financial advisor and independent legal counsel, the Special Committee has determined on behalf of the board of directors of New Valley that the revised offer is fair to the holders of New Valley common shares (other than Vector and its affiliates) and will recommend that holders of common shares of New Valley (other than Vector and its affiliates) tender their common shares pursuant to the revised offer. Prior to changing its recommendation, the Special Committee reviewed Vector's November 16 press release announcing the revised offer and a substantially final draft of Vector's amended offer materials, which Vector informed the Special Committee it intends to file with the SEC on or about November 22, 2005. The Special Committee reserves its right to further change its recommendation should Vector's amended offer materials as filed with the SEC not reflect the terms contained in either Vector's November 16 press release or the draft of the amended offer materials reviewed by the Special Committee. In connection with its recommendation, the Special Committee received an opinion of The Blackstone Group L.P. that, as of the date thereof, the exchange ratio pursuant to Vector's revised offer and the subsequent merger was fair to the holders of New Valley common shares (other than Vector and its affiliates) from a financial point of view.

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Vector's revised offer is currently expected to expire at 5:00 P.M. New York
City time on December 9, 2005. Vector's offer remains subject to the satisfaction or waiver of several conditions, which are explained in Vector's offer materials to be filed with the SEC.

In accordance with the federal securities laws, the Special Committee will file with the Securities and Exchange Commission on behalf of New Valley an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 stating its revised recommendation promptly following the filing by Vector of its revised offer materials.

ABOUT NEW VALLEY

New Valley is currently engaged in the real estate business and is seeking to acquire additional operating companies and real estate properties. New Valley has a 50% ownership interest in Douglas Elliman Realty, LLC, which operates the largest residential real estate brokerage company in the New York metropolitan area. Additional information concerning the company is available on the company's website, www.newvalley.com.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, which are generally identifiable by words such as "anticipates", "believes", "estimates", "expects", "plans", "intends" and other similar expressions. Forward-looking statements are based on information available at the time. Forward-looking statements involve judgments, estimates, known and unknown risks, uncertainties, contingencies and other factors, and actual results could differ from those expressed in, or implied by, such statements due to a number of factors. These risks, uncertainties and contingencies include those set forth in New Valley's Annual Report on Form 10-K, and other factors detailed from time to time in its other filings with the Securities and Exchange Commission (the "SEC") or in Vector's filings with the SEC. Factors that could affect whether the transaction that is the subject of the proposed offer is completed or whether the expectations will be realized include the terms of the exchange offer, the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of all other conditions, whether New Valley's stockholders tender their shares pursuant to the exchange offer, the receipt of any regulatory approvals for the transaction, the actual results of New Valley and other similar matters. New Valley does not undertake any obligation to update or advise upon any such forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement does not constitute an offer or invitation to purchase any securities. In connection with the proposed transaction, Vector has filed offer materials and amendments thereto with the SEC. In addition, as a result of the commencement of the offer, New Valley has filed certain materials with the SEC, including a Solicitation/Recommendation Statement on Schedule 14D-9 and amendments thereto. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the offer materials and other documents filed by Vector or New Valley with the SEC at the SEC's web site at http://www.sec.gov. In addition, investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement, as well as New Valley's related filings with the

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SEC, from New Valley by directing a request to New Valley Corporation, 100 S.E.
Second Street, Miami, Florida 33131, Attention: Investor Relations or at (305) 579-8000. In addition, New Valley expects that investors and security holders may obtain a free copy of the offer materials, as well as Vector's related filings with the SEC, from Vector by directing a request to Vector Group Ltd., 100 S.E. Second Street, Miami, Florida 33131, Attention: Investor Relations or at (305) 579-8000.


CONTACT:
Stephen Fraidin
Kirkland & Ellis LLP
(212) 446-4840


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